File No. 333-272788

As filed with the Securities and Exchange Commission on September 21, 2023

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.

Post-Effective Amendment No. 1

(Check appropriate box or boxes)

BONDBLOXX ETF TRUST

(Exact Name of Registrant as Specified in Charter)

700 Larkspur Landing Circle, Suite 250

Larkspur, CA 94939

(800) 896-5089

Name and Address of Agent for Service

BondBloxx Investment Management Corporation

700 Larkspur Landing Circle, Suite 250

Larkspur, CA 94939

Copy to:

Edward Baer

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

Approximate Date of Proposed Public Offering: As soon as

practicable after this Registration Statement becomes effective under the Securities Act of 1933, as amended.

Title of Securities Being Registered: Shares of BondBloxx USD High Yield Bond Sector

Rotation ETF. No filing fee is due because Registrant is relying on Section 24(f) of the

Investment Company Act of 1940, as amended.

This Post-Effective Amendment No. 1 will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

BONDBLOXX ETF TRUST

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement contains the following papers and documents:

Cover Sheet

Contents of Registration Statement

Notice of Special Meeting*

Part A – Proxy Statement/Prospectus*

Part B – Statement of Additional Information*

Part C – Other Information

Signature Page

Exhibits*

* Incorporated by reference from the Registrant’s Registration Statement on Form N-14 as filed with Securities and Exchange Commission (the “SEC”) on June 20, 2023 and the definitive version thereof, filed with the SEC on July 26, 2023 pursuant to Rule 497 under the Securities Act of 1933, as amended.

Explanatory Note

This Post-Effective Amendment No. 1 is being filed solely for the purpose of including in the Registration Statement on Form N-14 the opinion of Ropes & Gray LLP (and the related consent) as to tax matters (Exhibit 12) for the reorganization of Highland/iBoxx Senior Loan ETF, a series of NexPoint Funds I, into BondBloxx USD High Yield Bond Sector Rotation ETF, a series of BondBloxx ETF Trust.

Item 15. Indemnification

Reference is made to Article VII of the Registrant’s Amended and Restated Agreement and Declaration of Trust, which is Exhibit 1.1 to this Registration Statement and which is incorporated herein by reference.

Reference is made to Section 6 of the Form of Distribution Agreement between the Registrant and the Distributor, which is Exhibit 7 to this Registration Statement and which is incorporated herein by reference.

Reference is made to Section 13 of the Form of Authorized Participant Agreement between the Participant, Distributor, and Brown Brothers Harriman & Co., which is Exhibit 13.3 to this Registration Statement and which is incorporated herein by reference.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Act”) may be permitted to the trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, an officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits

1.	Agreement and Declaration of Trust of the Registrant, dated August 17, 2021, incorporated by reference to Registrant’s Registration Statement on Form N-1A filed on August 20, 2021.

1.1.	Amended and Restated Agreement and Declaration of Trust of the Registrant, dated November 22, 2021, incorporated by reference to Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-1A, as filed on December 8, 2021.

2.	Bylaws of the Registrant, dated August 17, 2021, incorporated by reference to Registrant’s Registration Statement on Form N-1A, as filed on August 20, 2021.

3.	Not Applicable

4.	Form of Agreement and Plan of Reorganization, previously filed as Exhibit A to the Registration Statement on Form N-14 on June 20, 2023, is incorporated by reference.

5.	Not Applicable

6.	Investment Advisory Agreement between the Trust and BIM on behalf of BondBloxx USD High Yield Bond Sector Rotation ETF, incorporated by reference to Post-Effective Amendment No. 14 to Registrant’s Registration Statement on Form N-1A, as filed on April 6, 2023.

6.1.	Investment Advisory Agreement among BondBloxx ETF Trust, BondBloxx Investment Management Corporation, and Delaware Investments Fund Advisers incorporated by reference to Post-Effective Amendment No. 14 to Registrant’s Registration Statement on Form N-1A, as filed on April 6, 2023.

7.	Form of Distribution Agreement, dated January 7, 2022, incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A, as filed on December 8, 2021.

7.1

Form of First Amendment to the Distribution Agreement, dated May 17, 2022, incorporated by reference to Post-Effective Amendment No. 7 to the Registrant’s Registration Statement on Form N-1A filed on May 24, 2022.

7.2	Form of Second Amendment to Distribution Agreement, incorporated by reference to Post-Effective Amendment No. 12 to the Registrant’s Registration Statement on Form N-1A filed on September 6, 2022.

7.3.	Form of Third Amendment to the Distribution Agreement, incorporated by reference to Post-Effective Amendment No. 18 to the Registrant’s Registration Statement on Form N-1A filed on July 14, 2023.

8.	Not Applicable

9.	Form of Custodian Agreement, incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A filed on December 8, 2021.

9.1.	Form of Amendment to Custodian Agreement, dated May 19, 2022, incorporated by reference to Post-Effective Amendment No. 7 to the Registrant’s Registration Statement on Form N-1A filed on May 24, 2022.

9.2	Form of Amendment to Custodian Agreement, incorporated by reference to Post-Effective Amendment No. 12 to the Registrant’s Registration Statement on Form N-1A filed on September 6, 2022.

10.	Not Applicable

11.	Conformed Copy of Opinion & Consent of Counsel Regarding the Legality of Shares, incorporated by reference to Registrant’s Registration Statement on Form N-14 filed on June 20, 2023.

12.	Opinion and Consent of Ropes & Gray LLP regarding Tax Consequences of the Reorganization, filed herewith.

13.	Form of Transfer and Administrative Agency Agreement, dated November 29, 2021, incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A filed on December 8, 2021.

13.1	Form of Amendment to Transfer and Administrative Agency Agreement, dated November 29, 2021, incorporated by reference to Post-Effective Amendment No. 7 to the Registrant’s Registration Statement on Form N-1A filed on May 24, 2022.

13.2

Form of Amendment to Transfer and Administrative Agency Agreement, incorporated by reference to Post-Effective Amendment No. 12 to the Registrant’s Registration Statement on Form N-1A filed on September 6, 2022.

13.3	Form of Fund of Funds Investment Agreement, incorporated by reference to Post-Effective Amendment No. 12 to the Registrant’s Registration Statement on Form N-1A filed on September 6, 2022.

13.4	Form of Authorized Participant Agreement, incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A filed on December 8, 2021.

14.	Consent of Cohen & Company, Ltd., Independent Registered Public Accounting Firm relating to the Target Fund, incorporated by reference to Registrant’s Registration Statement on Form N-14 filed on June 20, 2023.

15.	Not Applicable

16.1	Power of Attorney of the Registrant, incorporated by reference to Registrant’s Registration Statement on Form N-14 filed on June 20, 2023.

16.2	Power of Attorney of the Registrant, incorporated by reference to Registrant’s Registration Statement on Form N-14 filed on June 20, 2023.

17.	Form of Proxy Card, incorporated by reference to Registrant’s Registration Statement on Form N-14 filed on June 20, 2023.

Item 17. Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant agrees to file by Post-Effective Amendment the opinion of counsel regarding the tax consequences of the proposed reorganization required by Item (16)(12) of Form N-14 prior to the closing date of the reorganization.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the Registrant, in the City of Larkspur and in the state of California, on the 21st day of September 2023.

BY:	/s/ Joanna Gallegos
Joanna Gallegos
Chief Executive Officer, President, Secretary and Trustee

As required by the Securities Act of 1933, this registration statement has been signed below by the following person in the capacity and on the date indicated:

NAME	TITLE	DATE

	Trustee	September 21, 2023
Allan Eberhart*

	Trustee	September 21, 2023
David Lonergan*

	Trustee	September 21, 2023
Stephen Messinger*

	Trustee	September 21, 2023
H. Michael Williams*

	Chief Executive Officer, President, Secretary and Trustee	September 21, 2023
Joanna Gallegos*

	Chief Financial Officer, Chief Accounting Officer, Vice President and Treasurer	September 21, 2023
Tony Kelly*

*By:	/s/ Joanna Gallegos
Joanna Gallegos

Attorney-in-Fact (Pursuant to a Power of Attorney)